Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Names Sandra Adzic Vice President of International Sales

CAESAREA, Israel, February 4, 2015 – Mazor Robotics Ltd. (TASE:MZOR; NASDAQGM:MZOR), a developer of innovative guidance systems and complementary products, today announced that Sandra Adzic has been named Vice President of International Sales, effective immediately. In her new position, Ms. Adzic will be responsible for creating and implementing sales strategy in Asia and Europe that will contribute to the Company’s overall growth plan. Ms. Adzic will report directly to Ori Hadomi, Mazor’s Chief Executive Officer.

Previously, Ms. Adzic was Senior Area Sales Manager, where she contributed to the Company’s growth in the Asian markets.  Prior to joining Mazor in 2011, she held several managerial positions in sales including positions at Mennen Medical ltd and Caesarea Medical Electronics. Ms. Adzic replaces Avi Posen, who will stay with the Company until March 31, 2015 to ensure a seamless transition.

“We are very pleased to announce that Sandra has been named Mazor’s Vice President of International Sales and we are confident that she will be successful in the position. Ms. Adzic is a seasoned sales executive with extensive experience in leading distribution channels and has had success at each level, including most recently heading up our sales effort in the APAC region,” commented Mr. Hadomi.  “We believe that the Company has a significant opportunity to build brand awareness for the Renaissance system and Sandra will play an integral role in advancing our international growth strategy in Asia and Europe”

Mr. Hadomi added, “I also want to thank Avi for his significant contribution to the growth and success of Mazor over the years and we wish him success in his new endeavors.”

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine and brain surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 60,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the opportunity to build brand awareness in growing markets such as China, Japan and Taiwan, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212-850-6020; 646-201-5447

David Schemelia – Media
dave@evcgroup.com
646-201-5431